Exhibit 99.1

Yintech Reports Second Quarter 2018 Unaudited Financial Results

SHANGHAI, Aug. 24, 2018 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced its unaudited financial results for the quarter ended June 30, 2018.

For the second quarter of 2018, Yintech generated revenues of RMB263.3 million (US$39.8 million), compared to RMB268.5 million for the previous quarter. Net commissions and fees from securities services were RMB87.4 million (US$13.2 million), an increase of 93.8% compared to the previous quarter.

	For the quarter ended			% Change
In RMB million, except otherwise specified	June 30, 2017	March 31, 2018	June 30, 2018	YoY	QoQ
Revenues	569.9	268.5	263.3	(53.8)%	(1.9)%
Net commissions and fees	520.5	242.6	217.9	(58.1)%	(10.2)%
Net commissions and fees from securities services	4.5	45.1	87.4	1,842.2%	93.8%
Net income/(loss) attributable to Yintech	85.4	(50.3)	(48.5)
EPS per ADS - diluted (RMB)	1.16	(0.69)	(0.64)
Non-GAAP data
Non-GAAP net income/(loss) attributable to Yintech	131.8	(29.1)	(31.0)
Non-GAAP EPS per ADS - diluted (RMB)	1.79	(0.40)	(0.41)

Mr. Wenbin Chen, Chairman and CEO of Yintech, commented, “In the second quarter, our commodities services business continued to face unfavorable market conditions with the volatility of spot price of gold hitting another record low since 2005. We expect net commissions and fees from spot commodities trading will remain under pressure in the third quarter. We continued to execute our diversification strategy and invested to further expand and widen our securities services offerings. Net commissions and fees from securities services offerings segment grew from RMB13.0 million in the fourth quarter of 2017 to RMB45.1 million in the first quarter of 2018, and further to RMB87.4 million in the second quarter of 2018, representing a sequential increase of 246.9% and 93.8% respectively, a clear demonstration of our strong execution capabilities and validation of our diversification strategy.”

“Going forward, we will continue to diversify our product portfolio and further leverage our vast customer base of individual investors for the expansion of our securities services. In addition, we will continue to consolidate operations to further streamline our business and improve operational efficiency. With a nimble and flexible organizational structure, we can allocate our resources quickly and efficiently to capture opportunities arising from very dynamic and rapidly evolving financial markets and changing customer needs. We believe our innovative new products, high compliance standards, and rapid execution capabilities, will allow us to emerge as a stronger, more diversified and resilient company in the long-term.”

Second Quarter 2018 Financial Results

Revenues for the quarter were RMB263.3 million (US$39.8 million), compared to RMB569.9 million in the same quarter last year and RMB268.5 million in the previous quarter. The year-over-year decrease was mainly due to a decrease in commissions and fees from spot commodities services. The sequential decrease was mainly due to a decrease in net commissions and fees from spot and futures commodities services which was partially offset by an increase in net commissions and fees from securities services.

Net commissions and fees for the quarter were RMB217.9 million (US$32.9 million), compared to RMB520.5 million in the same quarter last year and RMB242.6 million in the previous quarter, primarily due to the reasons stated above.

Net commissions and fees from commodities services for the quarter were RMB130.5 million (US$19.7 million), a decrease of 33.9% from the previous quarter, primarily as a result of a decrease in customer trading volume for commodities. Customer trading volume was RMB405.6 billion (US$61.3 billion) during the quarter, a decrease of 18.8% from the previous quarter.

Net commissions and fees from securities services for the quarter were RMB87.4 million (US$13.2 million), an increase of 93.8% from the previous quarter, primarily due to growth of the securities advisory and securities information platform business. The robust growth demonstrates the effectiveness of the Company’s strategy to expand its securities business and its ability to execute.

Effective fee rate (representing net commissions and fees from commodities services as a percentage of customer trading volume) for the quarter was 0.032%, compared with 0.058% in the same quarter last year and 0.040% in the previous quarter.

Expenses for the quarter were RMB314.6 million (US$47.5 million), a decrease of 29.4% from RMB445.3 million in the same quarter last year and an increase of 1.8% from RMB309.1 million in the previous quarter. The year-over-year decrease was mainly due to cost control measures implemented on advertising and promotion expenses, as well as variable components of employee compensation and benefits.

Net loss for the quarter was RMB44.2 million (US$6.7 million), compared to net income of RMB88.0 million in the same quarter last year and net loss of RMB63.1 million in the previous quarter.

Net loss attributable to Yintech for the quarter was RMB48.5 million (US$7.3 million), compared to net income of RMB85.4 million in the same quarter last year and net loss of RMB50.3 million in the previous quarter.

Diluted loss per ADS for the quarter was RMB0.64 (US$0.10), compared to diluted earnings per ADS of RMB1.16 in the same quarter last year and diluted loss per ADS of RMB0.69 in the previous quarter.

Non-GAAP net loss attributable to Yintech for the quarter was RMB31.0 million (US$4.7 million), compared to net income of RMB131.8 million in the same quarter last year and net loss of RMB29.1 million in the previous quarter.

Non-GAAP diluted loss per ADS for the quarter were RMB0.41 (US$0.06), compared with non-GAAP diluted earnings per ADS of RMB1.79 in the same quarter last year and non-GAAP diluted loss per ADS of RMB0.40 in the previous quarter.

As of June 30, 2018, the Company had cash of RMB381.6 million (US$57.7 million) and short-term investments of RMB1,309.6 million (US$197.9 million), compared with RMB527.2 million and RMB1,314.1 million as of March 31, 2018, respectively.

As of June 30, 2018, Total shareholders’ equity of Yintech was RMB3,385.3 million (US$511.6 million), compared with RMB3,604.1 million as of March 31, 2018.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2018 Third Quarter Guidance

•     Revenues will be in the range of RMB260.0 million to RMB280.0 million.

Share Repurchase Program

On May 29, 2018, the Company announced a share repurchase program whereby Yintech is authorized to repurchase up to US$30 million worth of its issues and outstanding ADSs during the 12-month period thereafter. As of June 30, 2018, the Company has purchased an aggregate of 157,964 ADSs.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as amortization of intangible assets in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as amortization of intangible assets in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6171 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on June 29, 2018. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. U.S. Eastern Time on Friday, August 24, 2018 (8:00 p.m. Hong Kong Time).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, August 31, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088
U.S. Toll Free	+1 877 344 7529
Passcode	10123269

A live and archived webcast will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2017. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Operational Highlights

	For the three months ended			For the six months ended
	30-Jun-17	31-Mar-18	30-Jun-18	30-Jun-17	30-Jun-18
Customer trading volume (in RMB billion)	888.0	499.5	408.8	2,277.0	905.1
Net commissions and fees (in RMB million)
Commodities services[1]	516.0	197.5	130.5	1,569.5	328.0
Securities services[2]	4.5	45.1	87.4	4.5	132.4
Total	520.5	242.6	217.9	1,574.0	460.4
Effective fee rate[3]	0.058%	0.040%	0.032%	0.069%	0.036%
Active accounts[4]	57,559	31,460	24,141	74,919	33,351
Tradable accounts[5]	142,115	118,382	119,282

Note:

1. Represents net commissions and fees earned from customer trading of spot and futures commodities contracts.

2. Represents net commissions and fees earned by providing securities advisory services, securities information platform services and asset management services to customers.

3. Represents net commissions and fees from commodities services as a percentage of customer trading volume.

4. Refers to a regular customer account that executed at least one trade of spot and futures commodities contracts or a customer account that executed at least one trade of overseas securities through us during the period.

5. Refers to a regular customer account that has been activated for trading of spot and futures commodities contracts or a customer account that has been activated for trading of overseas securities and has remained tradable as of the end of the given period.

Consolidated Statements of Comprehensive Income

In RMB ‘000, except otherwise specified

	For the three months ended			For the six months ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2017	2018	2018	2017	2018
Revenues
Commissions and fees, net	520,458	242,572	217,916	1,573,930	460,488
Trading gains, net	12,963	11,679	16,195	18,817	27,874
Interest and investment income	587	705	799	3,155	1,504
Other revenues	35,908	13,512	28,408	78,622	41,920
	569,916	268,468	263,318	1,674,524	531,786
Expenses
Employee compensation and benefits	(273,935)	(194,310)	(194,004)	(640,662)	(388,314)
Advertising and promotion	(92,606)	(40,605)	(52,312)	(272,221)	(92,917)
Information technology and communications	(13,920)	(5,279)	(7,336)	(20,722)	(12,615)
Occupancy and equipment rental	(31,417)	(27,102)	(30,815)	(61,680)	(57,917)
Taxes and surcharges	(6,379)	(1,321)	(1,132)	(14,554)	(2,453)
Intangible assets amortization	(14,155)	(14,771)	(15,393)	(28,293)	(30,164)
Other expenses	(12,919)	(25,753)	(13,645)	(37,581)	(39,398)
	(445,331)	(309,141)	(314,637)	(1,075,713)	(623,778)
Income/(loss) before income taxes	124,585	(40,673)	(51,319)	598,811	(91,992)
Income tax(expense)/ benefit	(36,592)	(22,419)	7,129	(134,701)	(15,290)
Net income/(loss)	87,993	(63,092)	(44,190)	464,110	(107,282)
Less: Net income/(loss) attributable to non-controlling interests	2,587	(12,826)	4,330	(2,569)	(8,496)
Net income/(loss) attributable to Yintech	85,406	(50,266)	(48,520)	466,679	(98,786)
Other comprehensive income/(loss)	(8,777)	(4,726)	7,935	(8,925)	3,209
Comprehensive income/(loss) attributable to Yintech	79,629	(54,992)	(40,585)	457,754	(95,577)
Earnings/(loss) per ADS[6] (RMB)
Basic	1.20	(0.71)	(0.66)	6.56	(1.40)
Diluted	1.16	(0.69)	(0.64)	6.30	(1.39)
Weighted average number of shares (‘000)
Basic	1,428,721	1,417,709	1,460,962	1,423,748	1,416,028
Diluted	1,475,513	1,452,745	1,517,607	1,482,566	1,421,168
Number of shares outstanding at end of period (‘000)	1,402,479	1,411,022	1,410,544	1,402,479	1,410,544

Note:

6. Each ADS represents 20 ordinary shares.

Consolidated Balance Sheets

In RMB ‘000, except otherwise specified

	March 31,	June 30,
	2018	2018
Assets
Cash	527,157	381,598
Entrusted bank balances held on behalf of customers	253,531	83,259
Short term investments	1,314,102	1,309,566
Deposits with clearing organizations	1,222	1,154
Accounts receivable	211,971	321,095
Equipment and leasehold improvements	37,609	34,665
Deferred tax assets	20,626	28,544
Goodwill	1,096,945	1,096,985
Intangible assets	504,071	490,592
Equity method investment	24,492	24,494
Other assets	236,819	218,336
Total Assets	4,228,545	3,990,288
Liabilities and Shareholders’ Equity
Deferred tax liabilities	82,938	80,786
Income tax payable	64,887	70,229
Accounts payable	290,099	107,064
Accrued employee benefits	106,279	117,032
Short-term borrowings	0	126,501
Other liabilities	80,243	103,410
Total liabilities	624,446	605,022
Equity attributable to Yintech shareholders	3,498,844	3,275,681
Equity attributable to non-controlling interests	105,255	109,585
Total shareholders’ equity	3,604,099	3,385,266
Total liabilities and shareholders’ equity	4,228,545	3,990,288

Reconciliation of GAAP to Non-GAAP Results

In RMB ‘000, except otherwise specified

	For the three months ended			For the six months ended
	June 30, 2017	March 31, 2018	June 30, 2018	June 30, 2017	June 30, 2018
Net income/(loss) attributable to Yintech	85,406	(50,266)	(48,520)	466,679	(98,786)
Add: Share-based compensation	36,041	10,897	7,180	41,873	18,077
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	10,303	10,303	10,303	20,606	20,606
Non-GAAP net income/(loss) attributable to Yintech	131,750	(29,066)	(31,037)	529,158	(60,103)
Non-GAAP earnings/(loss) per ADS (RMB)
Basic	1.84	(0.41)	(0.42)	7.43	(0.85)
Diluted	1.79	(0.40)	(0.41)	7.14	(0.85)

For investor and media inquiries, please contact:

Yintech
Yvonne Young
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@christensenir.com